Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

USD 750m Floating Rate Senior Notes due 2023

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	USD 750,000,000 Floating Rate Senior Notes due 2023 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 750,000,000

Trade Date:	November 7, 2018

Settlement Date:	November 15, 2018 (T+5) (the “Issue Date”)

Maturity Date:	February 15, 2023 (the “Maturity Date”)

Coupon:	The interest rate (“Interest Rate”) for the first Interest Period (as defined below) will be equal to LIBOR (as described below), as determined on November 13, 2018, plus the Margin (as described below). Thereafter, the interest rate for any Interest Period will be LIBOR, as determined on the applicable Interest Determination Date (as defined below), plus the Margin. The interest rate will be reset quarterly on each Interest Reset Date (as defined below). The interest rate will not be less than zero.

Interest Payment Dates:	Quarterly in arrear on February 15, May 15, August 15 and November 15 in each year, commencing on February 15, 2019 and ending on the Maturity Date (each, an “Interest Payment Date”).

Interest Reset Dates:	February 15, May 15, August 15 and November 15 in each year, commencing on February 15, 2019 (each an “Interest Reset Date”); provided that the interest rate in effect from (and including) November 15, 2018 to (but excluding) the first Interest Reset Date will be the initial Interest Rate. If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest Periods:	The period beginning on, and including, an Interest Payment Date and ending on (but excluding) the following Interest Payment Date (each an “Interest Period”); provided that the first Interest Period will begin on and include November 15, 2018 and will end on, but exclude, February 15, 2019.

Interest Determination Dates:	The “Interest Determination Date” for the first Interest Period will be the second London Banking Day preceding the Settlement Date and the Interest Determination Date for each succeeding Interest Period will be the second London Banking Day preceding the applicable Interest Reset Date. “London Banking Day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Day Count:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated November 7, 2018 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default Substitution:	The Notes are subject to the provisions described under “Description of Senior Notes—Events of Default Substitution” in the Preliminary Prospectus Supplement.

Benchmark:

3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01) (“LIBOR”).

LIBOR will be determined by the Calculation Agent in accordance with the provisions described in the Preliminary Prospectus Supplement under “Description of Senior Notes—Calculation of LIBOR.”

If the Issuer determines that LIBOR has ceased to be published on Reuters Page LIBOR01 or any successor or replacement page as a result of such benchmark ceasing to be calculated or administered when any Interest Rate (or the relevant component part thereof) remains to be determined by LIBOR, then the provisions described under “Description of Senior Notes—Replacement for LIBOR” in the Preliminary Prospectus Supplement shall apply to the Notes.

Margin:	+143 bps (the “Margin”)

Issue Price:	100.000%

Underwriting Discount:	0.250%

Net Proceeds:	USD 748,125,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Natixis Securities Americas LLC, SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Scotia Capital (USA) Inc., CIBC World Markets Corp., Citizens Capital Markets, Inc., PNC Capital Markets LLC, U.S. Bancorp Investments, Inc., BANKIA SA, BNY Mellon Capital Markets, LLC, Regions Securities LLC, Landesbank Baden-Württemberg, ICBC Standard Bank Plc, Great Pacific Securities, Multi-Bank Securities, Inc., Penserra Securities LLC, R. Seelaus & Co., Inc., Stern Brothers & Company

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-12 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof.

ISIN/CUSIP:	US06738EBF16 / 06738E BF1

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market described above.

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